OMB Approval

                                                              OMB 3235-0145



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                    ASV, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    001963107
                                 (CUSIP Number)

    James H. Dahl, 1200 Riverplace Blvd., Ste 920, Jacksonville, FL 32207,
                                 (904) 393-9020
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 19, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP NO. 001963107

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         James H. Dahl

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[ ]
                                                                     (b)[ ]
         N/A

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*
         PF, AF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING PURSUANT TO ITEMS 2(d)
         or 2(e)                                                        [ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
                             7   SOLE VOTING POWER
          NUMBER OF
            SHARES               340,006
         BENEFICIALLY
                             8   SHARED VOTING POWER
           OWNED BY
             EACH
          REPORTING          9   SOLE DISPOSITIVE POWER
            PERSON               340,006
             WITH
                            10   SHARED DISPOSITIVE POWER

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         340,006

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [ ]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.1%

    14   TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1.   Security and Issuer.

        This Amendment No. 3 to Schedule 13D relates to the purchase of 77,800 shares of common stock (the "Shares") of ASV, Inc. (the "Company"). The principal executive offices of the Company are located at 840 Lily Lane, Grand Rapids, Minnesota, 55744.

   Item 2.   Identity and Background.

        (a)  This amended Schedule 13D is being filed by James H. Dahl.

        (b) Mr. Dahl's business address is 1200 Riverplace Boulevard, Suite 902, Jacksonville, Florida 32207.

        (c) Mr. Dahl's present principal occupation is President of James Dahl & Company, Inc., a private investment firm. The business address of James Dahl & Company, Inc. is 1200 Riverplace Boulevard, Suite 902, Jacksonville, Florida 32207.

        (d) During the last five years, Mr. Dahl has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, Mr. Dahl has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)  Mr. Dahl is a United States citizen.

   Item 3.   Source and Amount of Funds or Other Consideration.

        Funds in the aggregate amount of $433,392 were used to purchase the Shares. The Shares were purchased by Mr. Dahl through various accounts over which Mr. Dahl may be deemed to have sole or shared voting and investment power, and by an investment partnership, Rock Creek Partners, Ltd., a Florida limited partnership, of which Mr. Dahl is the Managing General Partner (collectively, the "Accounts"). The sources of funds used to purchase the Shares were personal funds of Mr. Dahl and the investment partnership of which Mr. Dahl is the Managing General Partner.

   Item 4.   Purpose of Transaction.

        The Shares have been acquired for, and are being held for, investment purposes. Mr. Dahl may cause the Accounts to acquire additional shares from time to time in the open market based on factors such as the Company's financial condition, results of operations and future prospects, the market value of the Company's common stock, other available investment opportunities, and general economic and market conditions. Depending on such factors, Mr. Dahl may determine at some time to cause the Accounts to dispose of all or a portion of the Shares.

        At a meeting of the board of directors of the Company, the number of directors of the Company was increased from seven to eight. Mr. Dahl was elected to fill the newly-created seat based on his business experience and judgment. Subsequently, one of the directors of the Company resigned. The Company at this time has no plans to fill existing vacancies on its board of directors.

        Other than as set forth above, Mr. Dahl has no present plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except as set forth above;

        (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Company;

        (f) Any other material change in the Company's business or corporate structure;

        (g) Any changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)  Any action similar to any of those enumerated above.


   Item 5.   Interest in Securities of the Issuer

        (a) and (b) Pursuant to Rule 13d-3, Mr. Dahl is deemed to be the beneficial owner of all 340,006 Shares which represent approximately 10.1% of the 3,354,012 shares of common stock reported by the Company to be outstanding as of September 30, 1996 (adjusted to give effect to 90,000 shares issuable upon exercise of outstanding warrants and 60,606 shares issuable upon conversion of a 6 1/2% Convertible Subordinated Debenture). Includes immediately exercisable warrants for the purchase of 90,000 shares of common stock and the Debenture which is immediately convertible into 60,606 shares of common stock.

        (c) The following table lists all transactions in the Company's common stock effected by Mr. Dahl during the last 60 days, all of which consisted of purchases for the Accounts through brokers in the open market:

          Date of                                    Purchase
          Purchase           No. of Shares             Price
         06-Nov-96                   3,000            $21.000
         06-Nov-96                  10,000            $20.625
         08-Nov-96                   2,500            $22.063
         09-Nov-96                     500            $22.063
         15-Nov-96                  19,000            $22.160
         05-Dec-96                   3,000            $23.875
         06-Dec-96                   6,000            $23.625
         11-Dec-96                   2,000            $23.625
         12-Dec-96                   2,000            $24.000
         12-Dec-96                     800            $23.625
         19-Dec-96                   6,500            $26.481
         19-Dec-96                   3,500            $26.000
         19-Dec-96                   8,000            $24.500
         19-Dec-96                   5,000            $24.000
         19-Dec-96                   2,000            $25.500
         19-Dec-96                   2,000            $26.875
         19-Dec-96                   1,000            $26.125
         19-Dec-96                   1,000            $27.250


        (d) Any dividends on the Shares and the proceeds from the sale thereof will be paid to the Accounts, based on the relative number of shares owned by each. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

        (e)  Not applicable.


   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Dahl and any other persons with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7.   Material to be Filed as Exhibits.

        None.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 /s/ James H. Dahl



                                 James H. Dahl

   DATE:  December 27, 1996